UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

EARTHBLOCK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27032G 10 9

(CUSIP Number)

George Shen

17870 Castleton Street, #205

City of Industry, CA 91748

(626) 964-8808

(Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

October 22, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Check the Following Box if a fee is being paid with the statement ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 27032G 10 9

1.       Name of Reporting Person:     GEORGE SHEN (“SHEN”)

2.       Check the Appropriate Box if a Member of a Group:     N/A

3.       SEC Use Only

4.       Source of Funds:      OO

5.       Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):     N/A

6.       Citizenship or Place of Organization:     UNITED STATES

7.       Sole Voting Power:     500,000,000

8.       Shared Voting Power:     -0-

9.       Sole Dispositive Power:     500,000,000

10.     Shared Dispositive Power:     -0-

11.     Aggregate Amount Beneficially owned by Each Reporting Person:     500,000,000

12.     Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:     N/A

13.     Percent of Class Represented by Amount in Row (11):     The 500,000,000 shares represent 31.52% of the Class.

14.     Type of Reporting Person:     IN

Item 1.     Security and Issuer:

This statement relates to shares of Common Stock, par value $0.001, of EarthBlock Technologies, Inc. (the "Issuer") whose address is 17870 Castleton Street, #205, City of Industry, CA 91748.

Item 2.     Identity and Background:

(a)     The individual filing this statement is GEORGE SHEN (“SHEN”);

(b)     SHEN’s business address is 17870 Castleton Street, #205, City of Industry, CA 91748;

(c)     SHEN has not been convicted in a criminal proceeding within the last five years;

(e)     SHEN has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

(f)     SHEN.

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Item 3.     Source and Amount of Funds or other Consideration:

On September 25, 2012, EarthBlock Technologies, Inc. (the “Issuer””) entered into an Agreement of Share Exchange and Plan of Reorganization (the “Exchange Agreement”) with Earth Gen-Biofuel, Inc., a Nevada corporation (“Earth Gen”), pursuant to which the Issuer acquired 100% of the ownership of Earth Gen in exchange for 1,484,000,000 shares of the Issuers’s common stock (the “Exchange”). The transaction was intended to be treated as a reorganization conforming to the provisions of Section 368(a)(2) of the Internal Revenue Code of 1986, as amended. For purposes of this Schedule 13d, the effective date of the Exchange is October 22, 2012, that date on which the Articles of Exchange was filed with the Nevada Secretary of State. The Issuer issued 500,000,000 shares to SHEN of an aggregate of 1,484,000,000 shares of its Common Stock issued in the Exchange.

Item 4.     Purpose of Transaction:

The securities acquired in the Exchange are for investment purposes only. SHEN has become a controlling principle by virtue of his ownership of the Earth Gen shares that were exchanged for the Issuer’s shares. SHEN also became an officer and director of the Issuer. SHEN is now involved in the management decisions and day to day operations of the Issuer.

Item 5.     Interest in Securities of the Issuer.

(a)     Prior to the Exchange, SHEN owned no shares of the Issuer. SHEN acquired 500,000,000 shares as part of the Exchange.

(b)     SHEN has sole power to vote all of his shares.

(c)     During the past 60 days, SHEN has not sold any shares of the Issuer.

(d)     SHEN has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by SHEN.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with SHEN’s acquisition of the shares of the Issuer, SHEN was appointed to the Issuer’s Board of Directors and to serve as the Issuer’s President and CEO and Messers. James Hines and Gregory Pitner resigned their positions, leaving SHEN as the sole officer and Director. SHEN also purchased the two (2) outstanding shares of the Issuer’s 2006 Series A Preferred Stock from Mr. Hines and Mr. Pitner, the Issuer’s shareholders.

Item 7.     Materials to be filed as Exhibits.

None.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 29, 2012

/s/ George Shen
George Shen

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